UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

September 20, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the registrant’s filing of a prospectus supplement relating to Retail Corporate Notes, the registrant is filing the following documents solely for incorporation into its Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01):

1.1 The Distribution Agreement with respect to Retail Corporate Notes

4.1 The Second Supplemental Indenture (including the Form of Master Note) dated as of September 20, 2010 among The Royal Bank of Scotland plc, as Issuer, The Royal Bank of Scotland Group plc, as Guarantor, The Bank of New York Mellon, acting through its London Branch, as Original Trustee, Wilmington Trust Company, as Trustee for Retail Corporate Notes, and Citibank, N.A., as Securities Administrator for Retail Corporate Notes.

4.2 The Administration Agreement dated as of September 20, 2010 among The Royal Bank of Scotland plc, as Issuer, The Royal Bank of Scotland Group plc, as Guarantor, Citibank, N.A., as Securities Administrator, and Wilmington Trust Company, as Trustee.

5.1 Opinion of Dundas & Wilson CS LLP

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	September 20, 2010	By:	/s/ Jan Cargill
			Name:	Jan Cargill
			Title:	Deputy Group Secretary